SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: December 6, 2021

List of materials

Documents attached hereto:

i) Press release: Announcement Regarding Completion of the Transfer of Certain Game Show Network Operations by Sony Pictures Entertainment

December 6, 2021
Sony Group Corporation

Announcement Regarding Completion of the Transfer of Certain
Game Show Network Operations by Sony Pictures Entertainment

Sony Pictures Entertainment Inc. (“SPE”), a wholly-owned subsidiary of Sony Group Corporation (“Sony”), completed the transfer of GSN Games, a division of Game Show Network, LLC, a wholly-owned subsidiary of SPE, to Scopely, Inc., as of December 6, 2021 (Pacific Standard Time), pursuant to the executed definitive agreement previously announced on October 18, 2021 (Pacific Standard Time).

Sony expects to record an approximately 65 billion yen gain resulting from the transfer as operating income in the third quarter of the fiscal year ending March 31, 2022.  Sony continues to assess the impact of this expected gain and other factors on its forecast for consolidated financial results for the fiscal year ending March 31, 2022, which it plans to announce on February 2, 2022, at the earnings announcement for the third quarter of the fiscal year ending March 31, 2022.

EOF